April 9, 2009

VIA EDGAR

United States Securities
   and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-4644

RE:          Nationwide Life Insurance Company
Registration Statement on Form S-1; File No. 333-49112

Ladies and Gentleman:

Pursuant to the Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation respectfully requests acceleration of the effective date of the registration statement.  It is desired that the registration become effective on May 1, 2009.

The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Holly J. Hunt at (614) 677-2216 should you have any questions.

Sincerely,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ Karen R. Colvin

Karen R. Colvin
Vice President

cc:           Ms. Rebecca Marquigny
Office of Insurance Products